Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Mountain Province Diamonds Adopts New Shareholders Rights Plan

     <<
     Shares Issued and Outstanding: 72,107,923
     TSX: MPV
     NY- AMEX: MDM
     >>

     TORONTO and NEW YORK, Sept. 9 /CNW/ - Mountain Province Diamonds Inc.
("Mountain Province" or the "Company") (TSX: MPV, NY-AMEX: MDM) announced today that has entered into a new shareholder rights plan (the "Plan") to update its existing plan, subject to all necessary regulatory and shareholder reconfirmation. The Plan is designed to ensure that the Company's shareholders are treated fairly in the event of a take-over bid for the Company's common shares and that the Company's Board of Directors and shareholders will have adequate time to evaluate any unsolicited take-over bid and, if appropriate, to evaluate and pursue other alternatives to maximize shareholder value.
     The Plan was not adopted in response to any actual or threatened take-over bid or other proposal from a third party to acquire control of the
Company.
     The Plan is effective as of September 9, 2010 (the "Effective Date"), subject to the approval of the Toronto Stock Exchange for which application has been made. In accordance with the requirements of the Toronto Stock
Exchange, the Company's shareholders will be asked to confirm the Plan at the annual general and special meeting of shareholders to be held on November 18,
2010. If approved by shareholders, the Plan will be in effect until the sixth anniversary of the Effective Date, but must be reconfirmed by shareholders at the 2013 annual general meeting.
     At the close of business on the Effective Date, one right (a "Right")
will be issued and attached to each common share of the Company outstanding at that time. A Right will also attach to each common share of the Company issued after the Effective Date. If shareholders do not confirm the Plan at the upcoming general meeting, the Plan and the Rights will terminate and cease to be effective.
     The Plan is similar to shareholder rights plans recently adopted by several other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes "Permitted Bid" provisions which will prevent the dilutive effects of the Plan from operating if a take-over bid is made by way of a take-over bid circular that, among other things, remains open for a minimum of 60 days and is accepted by a specified proportion of the common shares held by independent shareholders. The Plan will be triggered by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

     About Mountain Province

     Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource of approximately 30.2 million tonnes grading at 1.67 carats per tonne
(approximately 50.5 million carats) and an inferred resource of approximately
6 million tonnes grading at 1.73 carats per tonne (approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

     Note to U.S. Investors

     This press release describes minerals which have been classified as
"indicated resources" and "inferred resources" under National Instrument
43-101. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource as defined under National Instrument 43-101 will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves nor that part or all of an inferred resource exists, or is economically or legally minable.

     Cautionary Statement Regarding Forward-Looking Information

     Certain statements in this press release relating to the Company's capital management, development projects, exploration properties, project expenditures and business plans are "forward-looking statements" within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of copper or in currency markets could prevent the
Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Mountain Province's most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

     %CIK: 0001004530

     /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: 416-670-5114/
     (MDM MPV.)

CO:  Mountain Province Diamonds Inc.

CNW 17:36e 09-SEP-10